AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the “Meeting”) of Shareholders of Amarc Resources Ltd. (the “Company”) will be held at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, on September 29, 2008, at 2:00 p.m., local time, for the following purposes:

Annual General Meeting Matters

1.	To receive and consider the financial statements of the Company for its fiscal year ended March 31, 2008, together with the auditor’s report thereon.

2.	To consider, and if considered appropriate, to set the number of directors at six.

3.	To elect directors of the Company for the ensuing year.

4.	To appoint an auditor of the Company for the ensuing year.

Special Meeting Matters

1.	Share Option Plan - To ratify the continuation of the Company’s 10% rolling share option plan.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, August 28, 2008.

BY ORDER OF THE BOARD

Ronald W. Thiessen
President and Chief Executive Officer